Exhibit 99.2

June 8, 2022

GOLD STANDARD VENTURES ANNOUNCES AGM VOTING RESULTS

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced the voting results for election of its Board of Directors at its Annual General Meeting of Shareholders held on June 8, 2022.

The director nominees as listed in the Management Information Circular dated April 27, 2022, were elected as directors of the Company at the meeting to serve until the next Annual General Meeting. In addition, the appointment of auditors was approved. The results are as follows:

Total Eligible Votes: 352,116,177; Total Voted: 188,114,654; Total Voted %: 53.42%

Nominees	For	For %	Against /	Against /
			Withheld	Withheld %
Jason Attew	154,934,679	98.99%	1,584,940	1.01%
John Armstrong	155,065,916	99.07%	1,453,703	0.93%
Zara Boldt	153,924,076	98.34%	2,595,543	1.66%
Ronald Clayton	153,208,679	97.88%	3,310,940	2.12%
Cassandra Joseph	154,614,136	98.78%	1,905,483	1.22%
D. Bruce McLeod	154,911,033	98.97%	1,608,586	1.03%
Alex Morrison	154,884,496	98.96%	1,635,123	1.04%
William E. Threlkeld	154,871,416	98.95%	1,648,203	1.05%
Lisa Wade	154,785,185	98.89%	1,734,434	1.11%
Appointment of Auditor	185,888,299	98.82%	2,226,355	1.18%

Voting results have been reported on www.sedar.com.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

For further information contact:
Michael McDonald

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4

Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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